SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of May 2018

Commission File Number: 1-14696

China Mobile Limited

(Translation of registrant’s name into English)

60/F, The Center

99 Queen’s Road Central

Hong Kong, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.:

Form 20-F   X  Form 40-F ____

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____No   X_

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                .

EXHIBITS

Exhibit Number		Page
1.1 2.1 3.1	Announcement, dated May 17, 2018 List of Directors and their Roles and Functions, dated May 17, 2018 Poll Results of the Annual General Meeting held on May 17, 2018	A-1 B-1 C-1
4.1 5.1 6.1	Terms of Reference of the Audit Committee, dated May 17, 2018 Terms of Reference of the Remuneration Committee, dated May 17, 2018 Terms of Reference of the Nomination Committee, dated May 17, 2018	D-1 E-1 F-1

FORWARD-LOOKING STATEMENTS

This announcement contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are, by their nature, subject to significant risks and uncertainties. These forward-looking statements include, without limitation, statements relating to:

•	our business objectives and strategies, including those relating to the development of our terminal procurement and distribution business;
•	our operations and prospects;
•	our network expansion and capital expenditure plans;
•	the expected impact of any acquisitions or other strategic transactions;
•

our provision of services, including fourth generation, or 4G, services, wireline broadband services and services based on technological evolution, and the ability to attract customers to these services;

•	the planned development of future generations of mobile technologies, including 5G technologies, and other technologies and related applications;
•

the anticipated evolution of the industry chain of 4G and future generations of mobile technologies, including future development in, and availability of, terminals that support our provision of services based on 4G and future generations of mobile technologies, and testing and commercialization of future generations of mobile technologies;

•	the expected benefit from our investment in and any arrangements with China Tower Corporation Limited;
•	the expected impact of the implementation in Mainland China of the policy of “speed upgrade and tariff reduction” on our business, financial condition and results of operations;
•	the expected impact of tariff changes on our business, financial condition and results of

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operations;
•	the expected impact of new service offerings on our business, financial condition and results of operations; and
•	future developments in the telecommunications industry in Mainland China, including changes in the regulatory and competitive landscape.

The words “aim”, “anticipate”, “believe”, “could”, “endeavor”, “estimate”, “expect”, “intend”, “may”, “plan”, “seek”, “should”, “strive”, “target”, “will”, “confident”, “hope”, “strive”, “endeavor” and similar expressions, as they relate to us, are intended to identify certain of these forward-looking statements. We do not intend to update these forward-looking statements and are under no obligation to do so.

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including the risk factors set forth in the “Risk Factor” section of our latest Annual Report on Form 20-F, as filed with the U.S. Securities and Exchange Commission.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA MOBILE LIMITED

Date:	May 18, 2018	By:	/s/ Li Yue
			Name:	Li Yue
			Title:	Executive Director and Chief Executive Officer

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Exhibit 1.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

ANNOUNCEMENT

(1) RESIGNATION OF INDEPENDENT NON-EXECUTIVE DIRECTOR; (2) APPOINTMENT OF INDEPENDENT NON-EXECUTIVE DIRECTOR; AND (3) ADJUSTMENT TO THE COMPOSITION OF AUDIT COMMITTEE,

NOMINATION COMMITTEE AND REMUNERATION COMMITTEE

RESIGNATION OF INDEPENDENT NON-EXECUTIVE DIRECTOR

The Board of Directors (the “Board”) of China Mobile Limited (the “Company”) announces that Mr. Frank Wong Kwong Shing (“Mr. Wong”) has resigned from his positions as an Independent Non-Executive Director, the Chairman of the Audit Committee, a member of the Nomination Committee and a member of the Remuneration Committee of the Company by reason of retirement, with effect from 17 May 2018. Mr. Wong has confirmed that there is no disagreement with the Board and there is no matter relating to his resignation that needs to be brought to the attention of the shareholders of the Company.

APPOINTMENT OF INDEPENDENT NON-EXECUTIVE DIRECTOR

The Board is pleased to announce that as proposed by the Nomination Committee of the Company and after review and approval by the Board, Dr. Yang Qiang (“Dr. Yang”) has been appointed as an Independent Non-Executive Director and a member of the Audit Committee of the Company, with effect from 17 May 2018.

Dr. Yang, aged 56, is currently an Independent Director of WeBank Co., Ltd. (深圳前海 微眾銀行股份有限公司) ( “ WeBank ”), the Director of the Big Data Institute, the New

Bright Professor of Engineering and the Head of the Department of Computer Science and

Engineering of the Hong Kong University of Science and Technology (“HKUST”), as well as the Chief Scientific Consultant to Shenzhen Qianhai 4Paradigm Data Technology Co.,

Ltd. (深圳市前海第四範式數據技術有限公司). Dr. Yang had served as, among other posts,

an Assistant Professor and a Tenured Associate Professor at the Department of Computer

Science of the University of Waterloo in Canada from September 1989 to August 1995, a Tenured Associate Professor, an Industrial Research Chair and a Full Professor at the School

of Computing Science of Simon Fraser University in Canada from August 1995 to August 2001, and an Associate Professor, a Full Professor and an Associate Head of the Department of Computer Science and Engineering of HKUST from August 2001 to June 2012. From

2009 to November 2014, Dr. Yang was also a Technical Consultant to the 2012 Laboratories of Huawei Technologies Co., Ltd. (華為技術有限公司) (“Huawei”) in charge of big data research, and served as, among other posts, the Founding Head of Huawei’s Noah’s Ark Research Lab and the Head of Huawei’s Big Data Committee. Dr. Yang received a bachelor’s degree in astrophysics from Peking University in 1982, master’s degrees in astrophysics and computer science from the University of Maryland, College Park in the United States in 1985 and 1987 respectively, and a doctor’s degree in computer science from the University of Maryland, College Park in 1989. Dr. Yang is also a Fellow of the Institute of Electrical and Electronics Engineers (IEEE), the Association for the Advancement of Artificial Intelligence (AAAI), the American Association for the Advancement of Science (AAAS) and the International Association for Pattern Recognition (IAPR), a Distinguished Scientist named by the Association for Computing Machinery (ACM), the editor of various top international journals in the fields of artificial intelligence and data mining, the organiser of various international artificial intelligence research institutes, an international leader in the global fields of machine learning and transfer learning, and so forth. Dr. Yang has not held any other directorships in any listed public companies in the last three years. The Company firmly believes that Dr. Yang will make a significant contribution to the Company with his extensive research experience and valuable expertise in the application of artificial intelligence, data mining, machine learning and big data.

The Company has not entered into any service contract with Dr. Yang which provides for a specified length of service. Dr. Yang will be duly subject to retirement by rotation and re- election at the annual general meetings of the Company in accordance with the Articles of Association of the Company. As proposed by the Board, Dr. Yang will receive an annual director’s fee of HK$180,000 as approved by the shareholders of the Company and an annual fee of HK$150,000 as a member of the Audit Committee of the Company (together, the “Fees”). The Fees are payable on a time pro-rata basis for any non-full year’s service. The remuneration of Dr. Yang has been determined by the Board with reference to his duties, responsibilities and experience, prevailing market conditions and so forth. However, pursuant to relevant regulations of the China Banking and Insurance Regulatory Commission applicable to WeBank, Dr. Yang is not allowed to receive any other remuneration, and therefore Dr. Yang has voluntarily waived the Fees. The Company believes that Dr. Yang’s waiver of the Fees would not affect his independence as an Independent Non-Executive Director of the Company.

Dr. Yang does not have any relationship with any director, senior management, substantial shareholder or controlling shareholder of the Company. Dr. Yang does not have any interest in shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).

Save as disclosed above, there is no other information required to be disclosed pursuant to any of the requirements of Rule 13.51(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and there is no other matter relating to the appointment of Dr. Yang that needs to be brought to the attention of the shareholders of the Company.

ADJUSTMENT TO THE COMPOSITION OF AUDIT COMMITTEE, NOMINATION COMMITTEE AND REMUNERATION COMMITTEE

In addition to the above, the Board further announces that based on the work arrangements of the Board committees, after review and approval by the Board, Mr. Stephen Yiu Kin Wah (“Mr. Yiu”), an Independent Non-Executive Director of the Company, has been appointed as the Chairman of the Audit Committee, a member of the Nomination Committee and a member of the Remuneration Committee of the Company, with effect from 17 May 2018. As proposed by the Board, Mr. Yiu will receive annual fees of HK$180,000, HK$50,000 and HK$60,000 as the Chairman of the Audit Committee, a member of the Nomination Committee and a member of the Remuneration Committee of the Company, respectively, in addition to his annual director’s fee of HK$180,000.

ACKNOWLEDGEMENTS

The Board takes this opportunity to acknowledge Mr. Wong’s contributions to the Company with the highest regard and deepest gratitude, and is confident that Dr. Yang will be of great benefit to the Company based on its existing solid foundation. The Company takes this opportunity to welcome Dr. Yang to the Board.

By Order of the Board

China Mobile Limited

Shang Bing

Chairman

Hong Kong, 17 May 2018

As at the date of this announcement, the Board of Directors of the Company comprises Mr. Shang Bing, Mr. Li Yue and Mr. Dong Xin as executive directors and Dr. Moses Cheng Mo Chi, Mr. Paul Chow Man Yiu, Mr. Stephen Yiu Kin Wah and Dr. Yang Qiang as independent non-executive directors.

Exhibit 2.1

LIST OF DIRECTORS AND THEIR ROLES AND FUNCTIONS

The members of the board of directors (“Board”) of China Mobile Limited are set out below:

Executive Directors

Mr. SHANG Bing

(Executive Director & Chairman)

Mr. LI Yue

(Executive Director & Chief Executive Officer)

Mr. DONG Xin

(Executive Director, Vice President & Chief Financial Officer)

Independent Non-Executive Directors

Dr. Moses CHENG Mo Chi Mr. Paul CHOW Man Yiu

Mr. Stephen YIU Kin Wah

Dr. YANG Qiang

There are three Board committees. The compositions of the Board committees are set out below:

Audit Committee

Mr. Stephen YIU Kin Wah (Chairman)

Dr. Moses CHENG Mo Chi

Mr. Paul CHOW Man Yiu

Dr. YANG Qiang

Remuneration Committee

Dr. Moses CHENG Mo Chi (Chairman)

Mr. Paul CHOW Man Yiu

Mr. Stephen YIU Kin Wah

Nomination Committee

Mr. Paul CHOW Man Yiu (Chairman)

Dr. Moses CHENG Mo Chi

Mr. Stephen YIU Kin Wah

Hong Kong, 17 May 2018

B-1

Exhibit 3.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

ANNUAL GENERAL MEETING HELD ON THURSDAY, 17 MAY 2018

POLL RESULTS

The poll results in respect of the resolutions proposed at the Annual General Meeting (the “AGM”) of China Mobile Limited (the “Company”) held on Thursday, 17 May 2018 at 10:00 a.m. in the Conference Room, JW Marriott Hotel Hong Kong, Pacific Place, 88 Queensway, Hong Kong are as follows:

As at the date of the AGM, the number of issued shares of the Company was 20,475,482,897 shares, which was the total number of shares entitling the holders to attend and vote for or against all the resolutions proposed at the AGM. No shareholders were required to abstain from voting on the resolutions proposed at the AGM.

Hong Kong Registrars Limited, the share registrar of the Company, acted as scrutineer for the vote-taking at the AGM.

WITHHOLDING AND PAYMENT OF ENTERPRISE INCOME TAX FOR NON- RESIDENT ENTERPRISE IN RESPECT OF THE 2017 FINAL DIVIDEND

Reference is made to the announcement of the Company dated 22 March 2018 in relation to closure of register of members and withholding and payment of enterprise income tax for non- resident enterprises in respect of the 2017 Final Dividend.

Pursuant to the “Enterprise Income Tax Law of the People’s Republic of China”, the “Detailed Rules for the Implementation of the Enterprise Income Tax Law of the People’s Republic of China” and the “Notice regarding Matters on Determination of Tax Residence Status of Chinese-controlled Offshore Incorporated Enterprises under Rules of Effective Management”, the Company is required to withhold and pay 10 per cent. enterprise income tax when it distributes the 2017 Final Dividend to its non-resident enterprise shareholders (including HKSCC Nominees Limited (“HKSCC”)), and the withholding and payment obligation lies with the Company. Investors who invest in the shares in the Company listed on the Main Board of The Stock Exchange of Hong Kong Limited through the Shanghai Stock Exchange or the Shenzhen Stock Exchange (the Shanghai-Hong Kong Stock Connect or the Shenzhen- Hong Kong Stock Connect investors) are investors who hold shares through HKSCC and in accordance with the above requirements, the Company will pay to HKSCC the amount of the

2017 Final Dividend after withholding for payment the 10 per cent. enterprise income tax.

By Order of the Board

China Mobile Limited

Wong Wai Lan, Grace

Company Secretary

Hong Kong, 17 May 2018

As at the date of this announcement, the Board of Directors of the Company comprises Mr. Shang Bing, Mr. Li Yue and Mr. Dong Xin as executive directors and Dr. Moses Cheng Mo Chi, Mr. Paul Chow Man Yiu, Mr. Stephen Yiu Kin Wah and Dr. Yang Qiang as indepenent non-executive directors.

Exhibit 4.1

CHINA MOBILE LIMITED

Audit Committee

Terms of Reference

Members

1.

The Audit Committee shall be appointed by the board of directors from amongst the independent non-executive directors and shall comprise not less than three members. The quorum for meetings of the Audit Committee shall be two members.

2.

One of the members of the Audit Committee should have appropriate professional qualifications or accounting or related financial management expertise as required under Rule 3.10(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

3.

A former partner of the Company’s auditing firm shall be prohibited from acting as a member of the Audit Committee for a period of one year from the date of his ceasing to be a partner of the firm or to have any financial interest in the firm, whichever is the later.

4.The chairman of the Audit Committee shall be appointed by the board of directors.

Secretary

5.The company secretary shall be the secretary of the Audit Committee.

Attendance

6.

The chief financial officer, the head of internal audit and a representative of the external auditors shall normally attend meetings. Other members of the board of directors may also attend meetings of the Audit Committee.

Frequency of meetings

7.

The Audit Committee shall meet at least twice a year. The Audit Committee shall meet at least twice a year with the external auditors and at least one such meeting shall be held without any executive directors being present. The external auditors may request a meeting should they consider necessary.

Authorities

8.

The Audit Committee is authorised by the board of directors to investigate any activity within its terms of reference. It is also authorised to seek any information it requires from any employee and all employees are directed to co-operate with any request made by the Audit Committee.

9.

The Audit Committee is authorised by the board of directors to seek outside legal or other independent professional advice at the Company’s expense. If the Audit Committee considers necessary, it may also secure the attendance of any person with relevant experience and expertise at any meeting.

Duties

10.The duties of the Audit Committee are:

a.

to be primarily responsible for making recommendations to the board of directors on the appointment, reappointment and removal of the external auditors, to approve the remuneration and terms of engagement of the external auditors, and to deal with any questions of resignation or dismissal of such auditors;

b.

to review and monitor the external auditors’ independence and objectivity and the effectiveness of the audit process in accordance with applicable standards. The Audit Committee should discuss with the auditors the nature and scope of the audit and reporting obligations before the audit commences. The Audit Committee should ensure co-ordination between auditing firms should more than one auditing firm be involved;

c.

to develop and implement policy on engaging external auditors to supply non- audit services. For this purpose, the Audit Committee should report to the board of directors, identifying and making recommendations on any matters where action or improvement is needed;

d.

to monitor integrity of financial statements of the Company and the Company’s annual report and accounts, interim report and, if prepared for publication, quarterly reports, and to review significant financial reporting judgments contained in them. In reviewing these reports before submission to the board of directors, the Audit Committee should focus particularly on:

•any changes in accounting policies and practices;

•major judgmental areas;

•significant adjustments resulting from audit;

•the going concern assumptions and any qualifications;

•compliance with accounting standards; and

•compliance with stock exchange rules and legal requirements.

In performing its duties set out in this paragraph, the Audit Committee should consider any significant or unusual items that are, or may need to be, reflected in such annual report and accounts, interim report and, if prepared for publication, quarterly reports, and should give due consideration to any matters that have been raised by the Company’s staff responsible for the accounting and financial reporting function, compliance officer or auditors. In addition, the Audit Committee members should liaise with the Company’s board of directors and senior management.

e.	to oversee the Company’s financial reporting system, risk management and internal control systems

•	to review the Company’s financial control, risk management and internal control systems;

•

to discuss the risk management and internal control systems with management to ensure that the management has performed its duty to have effective systems. The discussion should include the adequacy of resources, staff qualifications and experience, training programmes and budget of the Company’s accounting and financial reporting function;

•	to consider major investigation findings on risk management and internal control matters as delegated by the board of directors or on its own initiative and management’s response to these findings;

•	to review the Company’s statement on internal control system (where such statement is included in the annual report) before submission to the board of directors;

•

where an internal audit function exists, to review the internal audit plan and ensure co-ordination between the internal and external auditors. The Audit Committee shall also ensure that the internal audit function is adequately resourced and has appropriate standing within the Company. The Audit Committee shall also review and monitor the effectiveness of the internal audit function;

•

the head of internal audit is directly accountable to the Audit Committee and the board of directors. The Audit Committee shall review the internal audit report and report to the board of directors and make recommendations;

•to review the group’s financial and accounting policies and practices;

•

to review the external auditors’ management letter, any material queries raised by the auditors to the management about accounting records, financial accounts or systems of control and management’s response;

•	to ensure that the board of directors will provide a timely response to the issues raised in the external auditors’ management letter;

•

to review arrangements which employees of the Company can use, in confidence, to raise concerns about possible improprieties in financial reporting, internal control or other matters. The Audit Committee shall carry out fair and independent investigation and appropriate follow-up action in relation to such matters;

•	to act as the key representative body for overseeing the Company’s relations with the external auditors; and

•

the Audit Committee shall establish a whistleblowing policy and system for employees and those who deal with the Company to raise concerns, in confidence, with the Audit Committee about possible improprieties in any matter related to the Company;

f.	to report regularly to the board of directors on the matters set out in these terms of reference, including its decisions and recommendations; and

g.to consider other topics as defined by the board of directors.

Minutes of meetings

11.

Minutes of meetings of the Audit Committee shall be kept by the secretary of the meeting (the company secretary). Draft and final versions of the minutes shall be sent to all members of the Audit Committee for their comment and record within a reasonable time after the meeting.

Performance review

12.	The Audit Committee shall review its performance annually with reference to the authorities and duties set out herein.

Exhibit 5.1

CHINA MOBILE LIMITED

Remuneration Committee

Terms of Reference

Members

1.	The members of the Remuneration Committee shall be appointed by the board of directors from amongst the independent non-executive directors.

2.	The chairman of the Remuneration Committee shall be appointed by the board of directors.

3.The quorum for meetings of the Remuneration Committee shall be two members.

Secretary

4.The company secretary shall be the secretary of the Remuneration Committee.

Attendance

5.

The Chief Executive Officer shall be invited to attend Remuneration Committee meetings to discuss the performance and remuneration proposals of executive directors and where necessary, make recommendations.

6.

The Chief Executive Officer shall report to the Remuneration Committee any material changes within the Group which may affect the remuneration structure and terms and conditions of other senior management.

Frequency of meetings

7.The Remuneration Committee shall meet at least once a year.

Consultation

8.

The board of directors authorises the Remuneration Committee to seek appropriate independent professional advice at the Company’s expense within or outside the Group as the Remuneration Committee deems necessary.

Duties

9.The duties of the Remuneration Committee are:

•

to make recommendations to the board of directors on the remuneration packages of individual executive directors and senior management, including benefits in kind, pension rights and compensation payments, including any compensation payable for loss or termination of their office or appointment, and make recommendations to the board of directors on the remuneration of non-executive directors. The Remuneration Committee should consider salaries paid by comparable companies, time commitment and responsibilities and employment conditions elsewhere in the Group;

•	to review and approve the management’s remuneration proposals with reference to corporate goals and objectives resolved by the board of directors from time to time;

•

to review and approve compensation payable to executive directors and senior management for any loss or termination of office or appointment to ensure that it is consistent with contractual terms and is otherwise fair and not excessive;

•

to review and approve compensation arrangements relating to dismissal or removal of directors for misconduct to ensure that they are consistent with contractual terms and are otherwise reasonable and appropriate;

•	to ensure that no director or any of his associates is involved in deciding his own remuneration;

•

to make recommendations to the board of directors on the Company’s policy and structure for remuneration of all directors, senior management and employees including salaries, incentive schemes and other share option schemes, and on the establishment of a formal and transparent procedure for developing remuneration policy;

•

to make recommendations to the board of directors on disclosure of directors’ remuneration (including policy for the remuneration of executive directors, details of remuneration of certain individuals and other terms and conditions) in the annual report on directors’ remuneration (if applicable) sent by the board of directors to the shareholders;

•

to make recommendations to the board of directors annually on whether the shareholders shall be requested to approve the policies set out in the report on directors’ remuneration (if applicable) at the annual general meeting of the Company; and

•	report to the board of directors on its decisions or recommendations, unless there are legal or regulatory restrictions.

Minutes of meetings

10.	Minutes of meetings of the Remuneration Committee shall be sent to all members of the board of directors.

Performance review

11.	The board of directors shall review the performance of the Remuneration Committee regularly with reference to the authorities and duties set out herein.

Exhibit 6.1

CHINA MOBILE LIMITED

Nomination Committee

Terms of Reference

Members

1.	The members of the Nomination Committee shall be appointed by the board of directors from amongst the independent non-executive directors.

2.The chairman of the Nomination Committee shall be appointed by the board of directors.

3.The quorum for meetings of the Nomination Committee shall be two members.

Secretary

4.The company secretary shall be the secretary of the Nomination Committee.

Frequency of meetings

5.The Nomination Committee shall meet at least once a year.

Consultation

6.

The board of directors authorises the Nomination Committee to seek appropriate independent professional advice at the Company’s expense within or outside the Group as the Nomination Committee deems necessary.

Duties

7.The duties of the Nomination Committee are:

•

to review the structure, size and composition (including the skills, knowledge and experience) of the board of directors at least annually and make recommendations on any proposed changes to the board of directors to complement the Company’s corporate strategy;

•	to identify individuals suitably qualified to become board members and select or make recommendations to the board of directors on the selection of, individuals nominated for directorships;

•to assess the independence of independent non-executive directors;

F-1

•

to make recommendations to the board of directors on the appointment or re-appointment of directors and succession planning for directors, in particular the Chairman and the Chief Executive Officer; and

•	to report to the board of directors on its decisions or recommendations, unless there are legal or regulatory restrictions.

Minutes of meetings

8.	Minutes of meetings of the Nomination Committee shall be sent to all members of the board of directors.

Performance review

9.	The Nomination Committee shall review its performance annually with reference to the authorities and duties set out herein.

F-2